June 14, 2010	Vasant Prabhu VICE CHAIRMAN & CHIEF FINANCIAL OFFICER T 914 640 2676 F 914 640 8526 E vasant.prabhu@starwoodhotels.com
1111 westchester avenue white plains, ny 10604 united states

William H. Demarest IV	via Facsimile 703.813.6984
Staff Accountant	and Federal Express
Division of Corporation Finance
Linda van Doom
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Starwood Hotels & Resorts Worldwide, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 File February 25, 2010 File No. 1-07959
Dear Mr. Demarest and Ms. van Doorn:
We refer to the letter dated June 2, 2010 from William H. Demarest IV, Staff Accountant, and Linda van Doorn, Senior Assistant Chief Accountant, of the Division of Corporation Finance, United States Securities and Exchange Commission (the “Staff”), to Vasant M. Prabhu (the “Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), filed by Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood” or the “Company”). We are following up with this letter, which contains our responses to the Staff’s comments contained in the Letter. For ease of reference, the Staff’s comments are set forth in their entirety along with our responses.
Form 10-K for the Fiscal Year Ended December 31, 2009
Risks Relating to Operations in Syria. page 10
Comment:
1.	We note your discussion of risks related to your operations in Syria, a country identified by the State Department as a state sponsor of terrorism and subject to U.S. economic sanctions

June 14, 2010
and export controls. Please provide us with information regarding the nature and extent of any other direct or indirect contacts with Syria since your letter to the staff dated February 27, 2006, including any agreements, commercial arrangements, or other contacts you have had with the Syrian government or entities controlled by the Syrian government since that time.
Response:
There has been no material change in the degree of Starwood’s operations in Syria since our letter to the Staff dated February 27, 2006. Through subsidiaries, Starwood supervises the operation of four hotels in Syria: Sheraton Damascus Hotel & Towers; Sheraton Aleppo; Sheraton Ma’aret Sednaya; and Le Méridien Lattakia. The operations of the three Sheraton® hotels are supervised through Starwood’s subsidiary, Starwood EAME License and Services Company BVBA (“SELSC”) (pursuant to an assignment from Sheraton Overseas Management Corporation), a Belgian company, and the operation of the Le Méridien® hotel is supervised by Meridien S.A.S., a French company. We are also under contract for the supervision of the management of a Four Points® hotel in Tartous, Syria, which, following completion of construction (which has not yet commenced and is estimated to be completed in 2013), will also be supervised by SELSC. Starwood no longer operates or has any connection with the hotel in Syria previously known as Le Méridien Damascus, which Starwood operated at the time of Starwood’s letter of February 27, 2006. Fees generated from these hotels in Syria continue to generate significantly less than 1% of Starwood’s worldwide annual revenues.
Starwood does not directly or indirectly own any of the aforementioned properties, nor other real estate in Syria.
The Sheraton Damascus Hotel & Towers and the Le Méridien Lattakia are both owned by an arm of the Ministry of Tourism of the Syrian government. Both of these hotels have been the subject of contractual arrangements with Starwood subsidiaries for about three decades.
To its knowledge, Starwood fully complies with all U.S. sanctions on Syria and modifies its typical practices, as needed, for compliance. For example, we restrict our information technology offerings to owners of the hotels in Syria by making access to them exclusively web-based (whereby proprietary software is hosted on servers located in the U.S. or other non-Syrian jurisdictions) in recognition of the ban on export of U.S.-origin goods to Syria. As was the case at the time of Starwood’s letter to the Staff dated February 27, 2006, Starwood’s activities in Syria do not implicate any Government of Syria support for terrorism groups.
Starwood is not aware of any activities it conducts in Syria that would pose a material investment risk to persons considering investing in Starwood, nor has Starwood’s assessment in our letter of February 27, 2006 otherwise changed. Nevertheless, Starwood plans to continue in its 10-K to disclose its limited involvement in Syria in terms similar to those expressed in Starwood’s 2006 letter and recent 10-Ks.

June 14, 2010
Note 2 Significant Accounting Policies
Frequent Guests Programs, page F-10
Comment:
2.	We have reviewed your response to prior comment 7. Please clarify whether the SPG program is consolidated by the company. Please tell us how the fee paid to the SPG program by the owned hotels and for the franchised and managed hotels compares to the amount of the liability recorded by the company for the estimated future redemption obligation. Tell us how the amount recorded as a liability differs from the fair value of the obligation as of that date. If the amounts differ, please explain why.
Response:
Starwood Preferred Guest (“SPG”) is Starwood’s system-wide customer loyalty and global marketing program designed to drive awareness of Starwood’s family of brands, and increase system loyalty for the benefit of all brands and all participating hotels worldwide, whether owned, managed or franchised. The SPG program has been in existence since 1999. SPG members earn points based on qualified expenditures and the points can be redeemed at any owned, managed or franchised hotel. We consolidate the assets and liabilities of the SPG program, including the liability associated with the estimated future redemption obligation, in our balance sheet. We charge owned, managed and franchised hotels for the cost of operating the SPG program, including the estimated cost of the future redemption obligation, based on a percentage of SPG members’ qualified expenditures. These charges offset the costs of the program including the cost of the redemption obligation and are not intended to include a markup or profit element. We do not gross up the revenues and expenses of the SPG program in our statement of operations. However, to the extent that, at any given time, there is a surplus or deficit in the SPG program due to timing differences, we include, in our statement of operations, our owned hotels’ share of such surplus or deficit.
As mentioned above, the fees paid to the SPG program by owned, managed, and franchised hotels reimburse the SPG program for all costs associated with the program, including the estimated future redemption obligations and other operating costs such as advertising and marketing costs.
We record the estimated future redemption obligations based on our estimate of the amounts that we will be required to pay once points are redeemed. We utilize the services of a third-party actuarial analyst in determining the redemption obligation using statistical formulas that project the timing and amount of future point redemptions based on historical experience. We believe this amount approximates fair value. We will clarify our disclosure of the liability in future filings to remove the words “fair value” from our disclosure to make it clearer that the liability is the estimate of future redemption value based on statistical formulas.

June 14, 2010
Comment:
3.	Tell us the components of the accounting entry made by the company to record the redemption obligation for the owned hotels. Tell us how this compares to the entry made to record the redemption obligation for managed and franchised hotels and explain the reasons for the differences.
Response:
Our accounting entry to record the redemption obligation for an SPG member who earns SPG points at our owned hotels is a charge to expense with the offset to the SPG point liability account. Our accounting entry to record the redemption obligation for an SPG member who earns SPG points at our managed or franchised hotels is a debit to accounts receivable/cash with the offset to the SPG point liability account. As the redemption obligation represents the amount that we will have to pay for future stays, it will be relieved as the points are redeemed by our SPG members.
Comment:
4.	Since the future redemption obligation is recorded at fair value, tell us what consideration you gave to including the disclosures for level 3 assets included in Topic 820-10 of the FASB Accounting Standards Codification.
Response:
As discussed above, our calculation of the future redemption estimate uses a statistical formula that projects the timing of future point redemptions based on historical experience. We do not believe that Topic 820 and the associated level 3 disclosures apply. However, we will include in future filings sensitivity analysis similar to the disclosure included in MD&A, Critical Accounting Policies in the notes to our financial statements.
Note 16. Other Liabilities, page F-32
Comment:
5.	We have reviewed your response to prior comment 9. It appears that in exchange for $250 million that you gave American Express SPG points that they may then provide as rewards to their customers. Please clarify to us why the liability related to the co-branded credit card agreement is reduced ratably over five years instead of as points are redeemed. Also, tell us how the amount received compares to the fair value of your future redemption obligation.

June 14, 2010
Response:
Under the terms of our arrangement, American Express has advanced to us $250 million towards their future purchase of SPG points. This agreement requires that, regardless of the total amount of SPG points purchased by American Express only a fixed amount, equal to $50 million per year over the five-year term of the agreement, is to be deducted from the $250 million advance. Therefore we are amortizing this liability over five years. At the time of purchase of points by American Express (which they provide to their customers), no points are actually redeemed. At the time of issuance of points to American Express, we record a liability for the expected future redemption obligation based on the actuarially determined, estimated future redemption value of such points. That liability remains outstanding until such time as the points are redeemed by members.
Proxy Statement on Schedule 14A
Long-term Incentive Compensation, page 28
Comment:
6.	We note that you awarded restricted stock and stock options to your named executive officers in 2009. Please tell us how the compensation committee arrived at the specific award amounts. Confirm for us that you will include similar disclosure in your future filings.
Response:
The Compensation Committee’s award of restricted stock and stock options to named executive officers in 2009 under our Company’s Long Term Incentive Plan was based upon an assessment of each executive’s performance and market data comparisons. The Compensation Committee determined an overall award value, in dollars, for each named executive officer and generally targeted the value of these awards so that total compensation was at the 65th percentile of our peer group. Individual awards, however, may have been higher or lower based on performance. Performance measures were the strategic/operational performance goals (i.e., the “Big 5” goals) determined for each named executive officer at the beginning of the fiscal year and leadership competency objectives that were designed to link individual contributions to business strategy and achievement of financial and operational objectives for 2009.
Following the determination of an overall award value, the Compensation Committee determined a split of 75% of restricted stock awards and 25% of stock options for each award. The number of shares of restricted stock was calculated by dividing 75% of the award value by the fair market value of the Company’s stock on the grant date. The number of stock options was determined by dividing the remaining 25% of the award value by the fair market value of the Company’s stock on the grant date and multiplying the result by two and one-half. Pursuant to a Company flex-share program, the named executive officers may subsequently elect a greater portion of options (resulting in up to 100% of the award being delivered in options).
We intend to include similar disclosure in future filings.

June 14, 2010
If you have any questions or comments in connection with any of the foregoing, please call me at 914/640-2676 or Alan Schnaid, Senior Vice President and Corporate Controller, at 602/852-3326. Facsimile transmissions may be sent to either of us at either 914/640-8526 or 602/852-0115.

Very truly yours, STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
By:	/s/ Vasant Prabhu
Vasant Prabhu
Vice Chairman and Chief Financial Officer